October 13, 2022

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance, Office of Energy and Transportation,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States.

Re:	Tankco Shipping Inc.
Draft Registration Statement on Form 20-F
Submitted on August 12, 2022
CIK No. 0001941131

Ladies and Gentlemen:

On behalf of our client, Castor Maritime Inc. (“Castor”), parent corporation to its wholly owned subsidiary, Toro Corp. (previously “Tankco Shipping Inc.” and referred to herein as “Toro” or the “Company”), we wish to inform you that Toro has confidentially submitted a revised draft of the above-referenced Draft Registration Statement on Form 20-F (the “Revised Draft Registration Statement”).  The Revised Draft Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 8, 2022 (the “Comment Letter”), as well as certain updated, revised and supplemental information.

The headings and numbered items of this letter correspond to those in the Comment Letter.  For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response.  The page numbers in the Company’s responses refer to the page numbers in the Revised Draft Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Draft Registration Statement.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of Toro, and we are providing them to you on its behalf.

Explanatory Note, page vi

1.
We note your disclosure about why the Series A Preferred Shares retained by RemainCo were issued. Please also disclose why you have structured the transaction to create the Series B Preferred Shares, and to issue such shares to Pelagos, a company controlled by your and Castor Martime’s Chairman and CEO and CFO Petros Panagiotidis.

Response:  The Company has updated the discussion on page v of the Revised Draft Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-2-

Information on the Company
Management of Our Business, page 36

2.
We note your disclosure of the various management services fees that you and your subsidiaries pay Castor Ships. Please disclose the reasons such fees differ from those that Castor Maritime pays to Castor Ships as disclosed in its Form 20-F for the fiscal year ended December 31, 2021. For example, we note that the flat quarterly management fee and a daily fee per vessel for the provision of ship management services have increased from that disclosed in Castor Maritime’s 20-F.

Response:  The Company respectfully advises the Staff that Castor has entered into an Amended and Restated Ship Master Management Agreement with Castor Ships S.A., effective July 1, 2022, and refers the Staff to Note 16 (Subsequent Events) to the interim consolidated financial statements of Castor included as Exhibit 99.1 to Castor’s Current Report on Form 6-K filed with the SEC on August 9, 2022 (Film No. 221146858). The management fees provided for in the Amended and Restated Management Agreement correspond to the fees that Toro will pay to Castor Ships as set forth in the Revised Draft Registration Statement.

Major Shareholders, page 65

3.
We note that footnote 2 to the table discloses that Petros Panagiotidis holds [•] common shares and [•] Series B Preferred Shares (representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares). In this footnote or tabular disclosure please revise to disclose the number of shares and the percentage of outstanding shares of each class owned by Mr. Panagiotidis, and also disclose the total voting power of the securities owned by Mr. Panagiotidis after completion of this spin off. See Item 7.A of Form 20-F.

Response:  The Company has added placeholders for supplemental disclosure in the footnotes to the table on page 70 of the Revised Draft Registration Statement in response to the Staff’s comment.  Based on (i) an assumed distribution ratio of two Toro common shares for every five Castor common shares outstanding and (ii) 94,610,088 Castor common shares outstanding as of the date hereof, immediately following completion of the spin-off, Mr. Panagiotidis will beneficially own 44,963 common shares of the Company (or 0.12% of the common shares outstanding) and the common shares and Series B Preferred Shares beneficially owned by Mr. Panagiotidis will represent 99.06% of the aggregate voting power of the Company’s total issued and outstanding share capital.  As the actual distribution ratio for the Spin Off may be different, the actual corresponding numbers of shares and percentages will be included in the final registration statement.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-3-

Related Party Transactions
Contribution and Distribution Agreement, page 66

4.
We note your disclosure that the Contribution and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between you and Castor. Please expand your disclosure to identify the material liabilities and obligations to be allocated pursuant to your Contribution and Distribution Agreement.

Response:  In response to the Staff’s comment, the Company has revised the discussion on page 72 of the Revised Draft Registration Statement to clarify that while the Contribution and Distribution Agreement provides that Castor (and its subsidiaries) and the Company (and its subsidiaries) will terminate any and all contracts and intercompany liabilities between them in connection with the Spin Off (except for the Series A Preferred Shares), no material such contracts and liabilities have been identified. The primary arrangement that will be affected is the existing master management agreement among Castor, its vessel owning subsidiaries and Castor Ships. In connection with the Spin Off, the Toro Subsidiaries will cease to be parties to this agreement and will enter into the Master Management Agreement with Toro and Castor Ships described on pages 70 and 71 of the Revised Draft Registration Statement.  The Toro Subsidiaries will also cease to be party to the Custodial and Cash Pooling Deeds entered into individually by each of them and Castor Maritime SCR Corp. that are currently in effect, and will enter into substantively similar cash management and custodial arrangements with the Company’s wholly owned treasury subsidiary, Toro RBX Corp. The form of the Contribution and Distribution Agreement has been filed as Exhibit 4.2 to the Revised Draft Registration Statement.

Notes to the Combined Carve-Out Financial Statements
1. Basis of Presentation and General Information), Page F-7

5.
We note that long-term intercompany financing has been excluded from the asset and liability balances in the combined carve-out balance sheet and instead reported as net parent investment within equity. Since you have not shown an interest charge on intercompany debt, please present an analysis of your transactions with the Parent by providing a listing of the transactions, and, if applicable, average balances due to/from your parent as required by SAB Topic 1:B:1 question 4.

Response:  The Company respectfully advises the Staff that the parent did not incur any debt in connection with the acquisitions of Toro’s vessels.  These acquisitions were funded from the proceeds of the various equity offerings concluded by Castor during 2021, which generated net proceeds of $252.6 million.  There was no long-term intercompany financing excluded from the asset and liability balances.  Contributions reported as net parent investment within equity of $105.5 million represent equity contributions to finance the acquisition of Toros’s vessels of $104.3 million from the various equity offerings concluded by the parent during 2021 and $1.2 million other net contributions which include the allocation of general and administrative expenses.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-4-

6.
Upon finalization of spin off and distribution, please confirm that you will include pro forma earnings per share giving effect to the spin off for the required periods. In addition, disclose the impact of any new agreements or modified agreements and any other transactions, as a result of the spin-off.

Response:  The Company has included a placeholder for the inclusion of pro forma earnings per share (“EPS”) based on the capitalization of the Company under Item 3.B (Capitalization and Indebtedness) on page 2 of the Revised Draft Registration Statement. Based on (i) an assumed distribution ratio of two Toro common shares for every five Castor common shares outstanding and (ii) 94,610,088 Castor common shares outstanding as of the date hereof, the EPS for the period ended December 31, 2021 and for the six-months ended June 30, 2022 would have been $(0.05) and $0.17, respectively.  As noted above, as the actual distribution ratio for the Spin Off may be different, the EPS amounts upon finalization of the Distribution will be included in the final registration statement. The Company believes that other than the effects of the Spin Off on its capitalization as described in the “As Further Adjusted” column under Item 3.B of the Revised Draft Registration Statement, the Spin Off will not affect the Company’s Combined Carve-Out Financial Statements in a manner that would be material to investors.

General

7.
Please provide an analysis of whether the distribution of the Tankco Shipping Inc. shares to the shareholders of Castor Maritime Inc. constitutes a sale under Section 2(a)(3) of the Securities Act. We note your disclosure that Castor will contribute the Tankco Subsidiaries, together with $20.0 million in cash, to you in exchange for all of your issued and outstanding common shares, 40,000 Series A Preferred Shares, and the issue of Series B Preferred Shares to Pelagos against payment of their nominal value. As part of your response, explain whether the transactions in connection with the distribution would fundamentally alter the nature of the Castor Maritime shareholders’ investment such that the shareholders are providing value for the Tankco shares, and discuss the shareholders’ economic and voting interests in Castor Maritime prior to the transactions compared to their economic and voting interests in Castor Maritime and Tankco after the transactions.

Response:

The Company believes that the consummation of the Spin Off will not constitute a “sale” under Section 2(a)(3) of the Securities Act, defined therein as a disposition for “value.”

As described in the “Explanatory Note” on page v of the Revised Draft Registration Statement, the Spin Off is being pursued in order to, among other things, enhance the operational efficiencies of and strategic opportunities available to Castor’s distinct businesses conducted through its tanker segments and its dry bulk segment. The separation of such businesses may provide superior value to shareholders in the long-term.  As part of the Spin Off, Castor will effect a pro rata distribution of all common shares of the Company to holders of common shares of Castor as of the Record Date. Holders of common shares are not required to take action nor surrender any monetary or other identifiable consideration in order to receive common shares of the Company in the Distribution. The Company respectfully notes that the Commission has long taken the position that a dividend or distribution of securities generally does not constitute an “offer” or “sale” within the meaning of Section 2(a)(3) of the Securities Act. See Securities Act Release No. 33-929.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-5-

Further, based on 94,610,088 Castor common shares outstanding as of the date hereof, immediately prior to the Spin-Off, the common shareholders of Castor (excluding Mr. Panagiotidis) will have 99.9% of the aggregate economic rights in Castor and Mr. Panagiotidis will have 0.1% of such economic rights.  Through Mr. Panagiotidis’ (indirect) holding of 112,409 common shares and all series B preferred shares of Castor, he will have control over Castor’s actions (including those that require approval by a supermajority vote of shareholders).  Based on (i) an assumed distribution ratio of two Toro common shares for every five Castor common shares outstanding and (ii) 94,610,088 Castor common shares outstanding as of the date hereof, immediately following the Distribution, the common shareholders of the Company (excluding Mr. Panagiotidis) will have 99.9% of the aggregate economic rights in the Company and Mr. Panagiotidis will have 0.1% of such economic rights.  Through Mr. Panagiotidis’ assumed (indirect) holding of 44,963 of our common shares and all our Series B Preferred Shares, he will have control over our actions (including those that require approval by a supermajority vote of shareholders). As noted above, the actual distribution ratio for the Spin Off may be different, yet the Company expects that the foregoing percentages will remain substantially the same.  Accordingly, the Spin Off will not result in a change to the economic ownership or voting power of the shareholders of Castor to a degree that would constitute their surrendering “value”, when comparing their (1) pre-Spin Off economic ownership of and voting power as to Castor and (2) post-Spin Off economic ownership of and voting power as to Castor and the Company, respectively.

In addition, as disclosed in the Revised Draft Registration Statement, the Series A Preferred Shares will be issued to Castor as part of the consideration for the contribution of the Toro Subsidiaries to the Company in the Spin Off and will be retained by Castor.

The Company respectfully advises the Staff that, as reflected in the Revised Draft Registration Statement, it is no longer contemplated that Castor will make a cash contribution of $20.0 million to the Company as part of the consideration for the contribution of the Toro Subsidiaries. The Company, through the Toro Subsidiaries, will hold cash corresponding to the aggregate of (i) operating profits generated and retained by the Toro Subsidiaries immediately prior to the Spin Off and (ii) proceeds from the sale of the M/T Wonder Arcturus by Elektra Shipping Co., sold pursuant to a memorandum of agreement entered into on May 9, 2022 and delivered to its new owner on July 15, 2022.

In light of the foregoing, the Company respectfully submits that beyond not providing any monetary or other identifiable consideration to participate in the Distribution, holders of Castor common shares will not see the nature of their investment fundamentally altered by the Spin Off such that they may be viewed as surrendering “value” in the Spin Off.

* * * * *

If you have additional questions or require any additional information with respect to the registration statement or this letter, please do not hesitate to contact me at +44 20 7959 8470 or andronikosn@sullcrom.com.

Very truly yours,

/s/ Nikolaos G. Andronikos

Nikolaos G. Andronikos

CC: Cheryl Brown
        Kevin Dougherty
        Brian McAllister
        Raj Rajan
        (Securities and Exchange Commission)

        Theodore Konstantatos
        Petros Panagiotidis
        Ioannis Lazaridis
        (Toro Corp.)